                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934


                     For the Fiscal Year Ended May 31, 1998


                          Commission File No. 33-62357



A.      Full title of the Plan:

        TAB Products Co. Tax Deferred Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                         TAB Products Co.
                                         1400 Page Mill Road
                                         Palo Alto, California  94304


This report, including all exhibits and attachments, contains 16 pages.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                       TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN



                       By /s/ R. J. Sexton
                          ----------------------------------------
                          R. J. Sexton, Treasurer and Member of the
                          Administrative Committee for the Plan



November 23, 1998

------------------------------------------------------------------------------
TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MAY 31, 1998 AND 1997, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED MAY 31, 1998 AND INDEPENDENT AUDITORS' REPORT

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                       PAGE

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   MAY 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                       2

   Statements of Changes in Net Assets Available for Benefits            3

   Notes to Financial Statements                                        4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   MAY 31, 1998:

   Item 27a - Schedule of Assets Held for Investment Purposes           10

   Item 27d - Schedule of Reportable Transactions                       11

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of TAB Products Co. Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of TAB Products Co. Tax Deferred Savings Plan (the "Plan") as of May 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of May 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





September 25, 1998

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 31, 1998 AND 1997
-------------------------------------------------------------------------------
                                                         1998           1997
ASSETS:
  Cash                                                               $    2,767
  Investments, at fair value:
    Merrill Lynch:
      Retirement Preservation Trust                   $ 2,746,749     3,003,008
      Growth Fund Class A                               4,433,685     4,042,158
      Global Allocation Fund Class A                      240,607       128,924
      Corporate Bond Fund Investment Grade Class A      1,724,763     1,672,489
      Basic Value Fund Class A                          5,488,640     4,250,511
    AIM Equity Constellation Fund                       1,188,965       985,672
    Templeton Foreign Fund                                382,419       263,974
    Tab Products Co. Common Stock                       6,962,647     4,608,852
    Loans to employees                                    627,166       499,820
                                                      -----------   -----------

           Total investments                           23,795,641    19,455,408
                                                      -----------   -----------

  Receivables:
    Accrued interest and dividends receivable               4,985        27,966
    Employee contributions receivable                      57,586        59,707
    Employer contributions receivable                      17,148        18,330
                                                      -----------   -----------
           Total receivables                               79,719       106,003
                                                      -----------   -----------
           Total assets                                23,875,360    19,564,178
                                                      -----------   -----------

LIABILITIES - Excess contributions payable                                7,298
                                                      -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                     $23,875,360   $19,556,880
                                                      -----------   -----------
                                                      -----------   -----------

See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MAY 31, 1998 AND 1997

-------------------------------------------------------------------------------
                                                         1998           1997
ADDITIONS TO NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments     $ 3,537,305   $ 1,992,456
    Interest and dividends                              1,265,240     1,048,022
  Contributions:
    Employee                                            1,560,822     1,521,706
    Employer                                              463,659       445,465
                                                      -----------   -----------
           Total additions                              6,827,026     5,007,649

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO -
  Participant distributions                             2,508,546     2,564,179
                                                      -----------   -----------
           Net increase                                 4,318,480     2,443,470

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    19,556,880    17,113,410
                                                      -----------   -----------

  End of year                                         $23,875,360   $19,556,880
                                                      -----------   -----------
                                                      -----------   -----------

See notes to financial statements.

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 1998 AND 1997
------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the TAB Products Co. Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a trusteed plan that covers substantially all of the employees of TAB Products Co. (the "Company"). The assets of the Plan are held by Merrill Lynch Trust Company of California, trustee.

      On May 29, 1956, the Company established the TAB Products Co. Profit Sharing Plan and Trust (the "Profit Sharing Plan"). On January 1, 1974, the Profit Sharing Plan was superseded by the TAB Products Co. Incentive Thrift Plan (the "Incentive Thrift Plan"). On October 1, 1984, the Incentive Thrift Plan was replaced by this Plan. The assets held in the Profit Sharing Plan as of January 1, 1974, and all subsequent earnings thereon, are held in accounts under this Plan that are separate from the other accounts under this Plan. The assets held in the Incentive Thrift Plan as of October 1, 1984, and all subsequent earnings thereon, also are held in accounts under this Plan that are separate from the other accounts under this Plan.

      CONTRIBUTIONS TO THE PLAN - Plan participants may contribute 1% to 15% of their compensation to the Plan as a tax deferred savings contribution. The Company will make a matching contribution of 50% of a participant's tax deferred savings contribution, but not in excess of 2% of the participant's compensation. In addition to the matching contribution, the Company will make an incentive contribution equal to a percentage of the matching contribution for each participant if the Company's net profits (as defined in the Plan) exceed 5% of Company revenues for the Plan year.

      Tax deferred savings contributions are withheld from compensation earned throughout the Plan year, and along with matching contributions, are remitted to the Plan trustee semi-monthly. The incentive contributions for a Plan year, if any, are remitted to the Plan trustee no later than the filing date for the Company's federal income tax return. Tax deferred savings contributions are made in cash. Participants may direct the investment of their tax deferred savings contributions among several mutual funds and a Company stock fund. Matching and incentive contributions may be made in cash or in Company stock, as the Company decides. Any cash matching and/or incentive contributions are invested as the Company directs. Employer contributions in 1998 and 1997 were made in cash.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings thereon. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      ELIGIBILITY AND VESTING - All domestic employees are eligible to become participants in the Plan on the first payroll input day after the first day of employment. However, if a collective bargaining unit is formed in the future, such members will not become eligible to participate in the Plan unless so specified in the collective bargaining agreement.

      The Company's matching and incentive contributions are referred to as the Company Contribution Account. The Company Contribution Account of a participant shall vest in accordance with the following schedule:


          YEARS OF SERVICE FOR                               PERCENTAGE
            VESTING PURPOSES                                   VESTED
          Less than 2 years                                      0%
          2 years                                               25%
          3 years                                               50%
          4 years                                               75%
          5 years                                              100%

      One hundred percent of the Company Contribution Account will vest upon the participant's normal retirement date or termination of employment by reason of death or total disability. Any unvested portion of the Company Contribution account is forfeited. The amount of such forfeitures is applied against the Company's matching and incentive contribution, if any, to the Plan. Employees' contributions to the Plan are fully vested at all times.

      PLAN BENEFITS - When a participant's employment terminates, he or she is eligible to receive the vested balance of all his or her accounts under the Plan; the unvested balance is forfeited. Regardless of the investments in the participant's tax deferred savings account, distribution from all accounts is made in Company stock and/or cash only.

      During employment, participants who are fully vested and at least age 59 1/2 may withdraw all or a portion of the balances in their accounts under the Plan, once per Plan year. Participants who have accounts under the Plan holding assets of the Incentive Thrift Plan may withdraw part or all of the balance in such accounts while still employed, once per Plan year. A participant also may withdraw up to 50% of the vested balance of his or her Company Contributions Account while still employed, once per Plan year, provided that the amount to be withdrawn does not exceed the total Company contributions made for the participant more than two years prior to the date of the withdrawal. Finally, a participant who has a financial hardship (as defined in the Plan) while employed may withdraw some or all of the vested balances of all his or her accounts under the Plan.

      LOANS TO EMPLOYEES - Participants may borrow up to 50% of their vested account balances, up to a maximum loan of $50,000. Loan terms generally range from one to five years, but may be up to 15 years in certain circumstances. The loans are secured by the participants' account balances. The loans bear interest at a rate equal to 1% above the prime rate as published in the WALL STREET JOURNAL as of the first day of the month in which the loan is made. As of May 31, 1998, there were 108 such loans outstanding with interest rates ranging from 9.25% to 9.75%.

      PLAN TERMINATION - Although the Company established the Plan with the intention that it continue indefinitely, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall have a 100% vested interest in the balance credited to his Company Contribution Account and the Plan's assets shall be distributed to the participants.

      ADMINISTRATIVE EXPENSES - All administrative expenses, including trustee fees, related to the operation and management of the Plan are paid by the Company.

2.    ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accompanying financial statements of the Plan are prepared using the accrual basis of accounting

      INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at quoted market price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at amortized cost, which approximates fair value.

      Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      BENEFITS PAYMENTS to participants are recorded when paid.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - Certain items in these financial statements have been reclassified to conform to the current period presentation.

3.    SEPARATE FUND INFORMATION

      The following table presents the statement of changes in net assets available for benefits for the year ended May 31, 1998.

                                                                                 MERRILL LYNCH
                                                   -----------------------------------------------------------------------------
                                                                                                    CORPORATE
                                                                                     GLOBAL         BOND FUND         BASIC
                                                    RETIREMENT        GROWTH       ALLOCATION       INVESTMENT        VALUE
                                                   PRESERVATION        FUND           FUND            GRADE           FUND
                                                      TRUST           CLASS A       CLASS A          CLASS A         CLASS A
ADDITIONS TO NET ASSETS AVAILABLE
FOR
  BENEFITS ATTRIBUTED TO:
  Investment income (loss):
    Interest and dividends                         $  172,474      $  356,219       $ 22,152       $  109,507       $  370,305

    Net appreciation (depreciation) in fair value
      of investments                                                   17,367         (2,937)          54,965          863,239

  Contributions:
    Employee                                          177,538         469,960         59,855          117,485          380,636
    Employer                                              913           3,118            863              968            1,401
                                                   ----------      ----------       --------       ----------       ----------

   Total additions                                    350,925         846,664         79,933          282,925        1,615,581
                                                   ----------      ----------       --------       ----------       ----------

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO -
  Participant distributions                           454,038         467,797         22,150          161,172          464,772
                                                   ----------      ----------       --------       ----------       ----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                                (103,113)        378,867         57,783          121,753        1,150,809

INTERFUND TRANSFERS - Net                            (155,313)         13,142         54,667          (70,027)          91,061
                                                   ----------      ----------       --------       ----------       ----------

NET INCREASE (DECREASE)                              (258,426)        392,009        112,450           51,726        1,241,870

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                 3,017,349       4,058,397        130,751        1,677,343        4,261,505
                                                   ----------      ----------       --------       ----------       ----------

  End of year                                      $2,758,923      $4,450,406       $243,201       $1,729,069       $5,503,375
                                                   ----------      ----------       --------       ----------       ----------
                                                   ----------      ----------       --------       ----------       ----------

CONTINUED.....

                                                        AIM                           TAB
                                                      EQUITY        TEMPLETON      PRODUCTS CO.
                                                   CONSTELLATION     FOREIGN         COMMON        LOANS TO
                                                       FUND            FUND          STOCK         EMPLOYEES          TOTAL
ADDITIONS TO NET ASSETS AVAILABLE
FOR
  BENEFITS ATTRIBUTED TO:
  Investment income (loss):
    Interest and dividends                          $    81,185    $  33,523       $    73,131    $     46,744    $  1,265,240

    Net appreciation (depreciation) in fair value
      of investments                                     74,842      (20,500)        2,550,329                       3,537,305

  Contributions:
    Employee                                            194,937       69,725            90,686                       1,560,822
    Employer                                                926           34           455,436                         463,659
                                                   ------------    ---------       -----------    -----------     ------------

   Total additions                                      351,890       82,782         3,169,582          46,744       6,827,026
                                                   ------------    ---------       -----------    ------------    ------------

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO -
  Participant distributions                              91,575       24,116           754,519          68,407       2,508,546
                                                   ------------    ---------       -----------    ------------    ------------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                                   260,315       58,666         2,415,063         (21,663)      4,318,480

INTERFUND TRANSFERS - Net                               (55,790)      61,443           (88,192)        149,009             --
                                                   ------------    ---------       -----------    ------------    ------------

NET INCREASE (DECREASE)                                 204,525      120,109         2,326,871         127,346       4,318,480

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                                     991,597      265,163         4,654,955         499,820      19,556,880
                                                   ------------    ---------       -----------    ------------    ------------

  End of year                                       $ 1,196,122    $ 385,272       $ 6,981,826      $  627,166    $ 23,875,360
                                                   ------------    ---------       -----------    ------------    ------------
                                                   ------------    ---------       -----------    ------------    ------------

      The following table presents the statement of changes in net assets available for benefits for the year ended May 31, 1997.

                                                                     MERRILL LYNCH
                                      --------------------------------------------------------------------------
                                                                                     CORPORATE
                                                                         GLOBAL      BOND FUND         BASIC
                                        RETIREMENT       GROWTH        ALLOCATION    INVESTMENT        VALUE
                                       PRESERVATION       FUND            FUND         GRADE           FUND
                                          TRUST         CLASS A         CLASS A       CLASS A         CLASS A
ADDITIONS TO NET ASSETS AVAILABLE
FOR
  BENEFITS ATTRIBUTED TO:
  Investment income (loss):
    Interest and dividends             $   175,745     $   294,993     $  23,109    $  109,472      $  270,308

    Net appreciation (depreciation)
in fair value of
      Investments                                          445,981         5,396         7,450         555,289
  Contributions:
    Employee                               216,151         454,116        38,240       130,975         337,980
    Employer
                                       -----------     -----------   -----------    -----------    -----------

   Total additions                         391,896       1,195,090        66,745        247,897      1,163,577
                                       -----------     -----------   -----------    -----------    -----------

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO -
  Participant distributions                443,729         625,423       144,884        106,851        591,361
                                       -----------     -----------   -----------    -----------    -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                      (51,833)        569,667       (78,139)       141,046        572,216

INTERFUND TRANSFERS - Net                   53,551          39,747        10,663       (128,118)      (111,605)
                                       -----------     -----------   -----------    -----------    -----------

NET INCREASE (DECREASE)                      1,718         609,414       (67,476)        12,928        460,611

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                      3,015,631       3,448,983       198,227      1,664,415      3,800,894
                                       -----------     -----------   -----------    -----------    -----------

  End of year                           $3,017,349      $4,058,397    $  130,751     $1,677,343     $4,261,505
                                       -----------     -----------   -----------    -----------    -----------
                                       -----------     -----------   -----------    -----------    -----------

CONTINUED.....

                                           AIM                          TAB
                                          EQUITY       TEMPLETON     PRODUCTS CO.
                                       CONSTELLATION    FOREIGN        COMMON         LOANS TO
                                           FUND          FUND          STOCK          EMPLOYEES        TOTAL
ADDITIONS TO NET ASSETS AVAILABLE
FOR
  BENEFITS ATTRIBUTED TO:
  Investment income (loss):
    Interest and dividends              $   29,335     $  10,221     $  97,315       $  37,524     $ 1,048,022

    Net appreciation (depreciation)
in fair value of
      Investments                           28,401        29,076        920,863                      1,992,456
  Contributions:
    Employee                               188,881        51,147        104,216                      1,521,706
    Employer                                                            445,465                        445,465
                                      -----------    -----------    -----------    -----------     -----------

   Total additions                        246,617         90,444      1,567,859         37,524       5,007,649
                                      -----------    -----------    -----------    -----------     -----------

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO -
  Participant distributions                36,266         50,087        484,208         81,370       2,564,179
                                      -----------    -----------    -----------    -----------     -----------

NET INCREASE (DECREASE) PRIOR TO
  INTERFUND TRANSFERS                     210,351         40,357      1,083,651        (43,846)      2,443,470

INTERFUND TRANSFERS - Net                 104,242         (4,345)      (148,836)       184,701           --
                                      -----------    -----------    -----------    -----------     -----------

NET INCREASE (DECREASE)                   314,593         36,012        934,815        140,855       2,443,470

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                       677,004        229,151      3,720,140        358,965      17,113,410
                                      -----------    -----------    -----------    -----------     -----------

  End of year                          $  991,597     $  265,163     $4,654,955     $  499,820     $19,556,880
                                      -----------    -----------    -----------    -----------     -----------
                                      -----------    -----------    -----------    -----------     -----------

4.    TAX STATUS

      The Company has obtained its latest determination letter in March 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Company believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PARTY IN INTEREST TRANSACTIONS

      The Company's matching and incentive contributions may be made in TAB Products Co. Common Stock or cash, which is used to purchase TAB Products Co. Common Stock in the open market. The Plan has, as of May 31, 1998 and 1997, invested in 476,078 and 488,381 shares, respectively, of TAB Products Co. Common Stock. The Company had net sales of 12,303 such shares during fiscal 1998.

                                     ******

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MAY 31, 1998
---------------------------------------------------------------------------------------------------
                                                   SHARES/
                                                    UNITS            COST            FAIR VALUE
Merrill Lynch:
  Retirement Preservation Trust                   2,746,749      $  2,746,749       $  2,746,749
  Growth Fund Class A                               157,839         3,993,166          4,433,685
  Global Allocation Fund Class A                     15,945           237,359            240,607
  Corporate Bond Fund Investment Grade Class A      149,460         1,708,748          1,724,763
  Basic Value Fund Class A                          131,907         4,005,692          5,488,640
AIM Equity Constellation Fund                        41,557         1,056,002          1,188,965
Templeton Foreign Fund                               36,009           378,614            382,419
Tab Products Co. Common Stock                       476,078         2,344,558          6,962,647
Loans to employees (108 loans at interest
  rates ranging from 9.25% to 9.75%, maturing
  through May 1, 2013)                                                627,166            627,166
                                                                 ------------       ------------
Total                                                            $ 17,098,054       $ 23,795,641
                                                                 ------------       ------------
                                                                 ------------       ------------

TAB PRODUCTS CO. TAX DEFERRED SAVINGS PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MAY 31, 1998

                                                                                                            CURRENT VALUE
                                             NUMBER OF                                        HISTORICAL     OF ASSET ON
                                            TRANSACTIONS             PURCHASE     SELLING      COST OF       TRANSACTION      NET
PARTY INVOLVED   DESCRIPTION OF ASSETS       PURCHASES     SALES      PRICE        PRICE        ASSET           DATE          GAIN
Merrill Lynch    Growth Fund Class A            187         171     $1,225,236    $801,709     $666,500       $ 801,709     $135,209

Merrill Lynch    Basic Value Fund Class A       188         156     $1,129,568    $743,965     $566,246       $ 743,965     $177,719